UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-22224

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/24__ AND ENDING __09/30/25__

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Kentucky Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4360 Brownsboro Road, Suite #300

(No. and Street)

Louisville	KY	40207
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan O'Connor	(502) 238-7743	ryan@firstky.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co, PLLC

(Name – if individual, state last, first, and middle name)

608 Mabry Hood Rd	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)
11/05/03		910	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan O'Connor _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Kentucky Securities Corporation _____, as of September 30 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST KENTUCKY SECURITIES CORPORATION

FINANCIAL STATEMENTS

September 30, 2025 and 2024

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Kentucky Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Kentucky Securities Corporation (the "Company") as of September 30, 2025 and 2024, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Auditors' Report on Supplemental Information

The supplementary information on page 22 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 22 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First Kentucky Securities Corporation's auditor since 2024.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
December 23, 2025

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

September 30, 2025 and 2024

	2025	2024
Assets		
Current Assets		
Cash and cash equivalents	$ 2,119,986	$1,940,133
Accounts receivable	144,393	94,578
Securities held in inventory	528,463	860,435
Prepaid expenses and other	7,154	6,810
Prepaid income taxes	31,379	
Deposit held with clearing house	100,000	100,000
Total current assets	2,931,375	3,001,956
Non-Current Assets		
Right of use asset	565,954	192,072
Property and equipment, net	21,314	29,666
Total non-current assets	587,268	221,738
Total assets	$ 3,518,643	$3,223,694
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 410,861	$ 775,310
Accounts payable	469,313	709,027
Current portion of lease liability	101,415	159,896
Income taxes payable	211	33,446
Accrued liabilities and other	690,875	460,752
Total current liabilities	1,672,675	2,138,431
Lease Liability, less current portion	469,102	40,220
Total liabilities	2,141,777	2,178,651
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 101 and 101 issued and outstanding in 2025 and 2024, respectively	50,500	50,500
Additional paid-in capital	343,483	343,483
Retained earnings	982,883	651,060
Total stockholders' equity	1,376,866	1,045,043
Total liabilities and stockholders' equity	$ 3,518,643	$3,223,694

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF INCOME
Years Ended September 30, 2025 and 2024

	2025	2024
Revenues		
Advisory fees	$ 56,635	$ 87,726
Commissions	1,963,495	1,992,607
Designated sales	13,986	
Fiscal agent fees, net		
Handling fees	19,816	56,025
Incentive payment	187,500	18,973
Interest	120,292	94,426
Managed account fees, net	3,137,870	4,113,200
Miscellaneous	336,512	465,059
Trading account gains, net	82,202	86,329
Underwriting, net	173,503	74,522
Total revenues	$ 6,091,811	$ 6,988,867

The accompanying notes are an integral part of these financial statements.

4

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF INCOME (Continued)

Years Ended September 30, 2025 and 2024

	2025	2024
Expenses		
Advertising	$ 10,998	$ 16,434
Bank charges	105	145
Employee benefits	130,845	142,668
Charge-offs (net of recoveries)	—	2,234
Clearing fees	149,751	168,793
Contract labor	52,057	48,463
Correspondent fees	4,849	5,580
Depreciation	10,514	11,270
Donations	550	1,475
Dues and subscriptions	134,169	139,389
Employee and customer relations	31,840	30,416
Equipment rental	6,752	6,132
Information systems	109,347	127,240
Insurance	70,492	74,233
Legal	118,988	94,419
Licenses and registrations	37,357	42,966
Managed account expense	3,709	4,189
Miscellaneous	11,159	9,544
Office supplies	13,607	23,284
Postage and shipping	3,841	4,858
Professional fees	99,542	104,305
Regulatory fees	31,107	33,242
Rent	192,841	200,112
Retirement	123,445	137,130
Salaries, commissions, and related taxes	4,246,872	4,959,705
Telephone and internet access	12,035	11,151
Training	12,310	14,160
Travel	11,517	9,935
Underwriting expenses	17,095	12,304
Utilities	9,482	8,729
Total expenses	5,657,176	6,444,505
Net income before income taxes	434,635	544,362
Income Tax Expense	102,812	136,501
Net income	$ 331,823	$ 407,861

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended September 30, 2025 and 2024

	Common Stock		Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at September 30, 2023	129.00	$ 64,500	$ 343,483	$ 570,514	$ 978,497
Dividends paid				(51,600)	(51,600)
Redemption of common stock	(28.00)	(14,000)		(275,715)	(289,715)
Net income				407,861	407,861
Balance at September 30, 2024	101.00	50,500	343,483	651,060	1,045,043
Net income				331,823	331,823
Balance at September 30, 2025	101.00	$ 50,500	$ 343,483	$ 982,883	$ 1,376,866

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended September 30, 2025 and 2024

	2025	2024
Statement of Changes in Subordinate Liabilities		
Subordinated liabilities at beginning of year	$ -	$ -
Increase in liabilities		
Decrease in liabilities		
Subordinated liabilities at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

7

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2025 and 2024

	2025	2024
Net income	$ 331,823	$ 407,861
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	10,514	11,270
Other changes on lease obligations	(3,481)	(2,188)
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(49,815)	(27,825)
Prepaid income tax	(31,379)	45,831
Securities held in inventory	331,972	2,943
Prepaid expenses and other	(345)	5,001
(Decrease) increase liabilities:		
Accounts payable	(239,715)	684,027
Income taxes payable	(33,235)	31,829
Accrued liabilities	230,123	118,847
Net cash flows provided by operating activities	546,462	1,277,596
Cash Flows From Investing Activities		
Purchase of property and equipment	(2,160)	(7,613)
Net cash flows used in investing activities	(2,160)	(7,613)
Cash Flows From Financing Activities		
Dividends paid	(51,600)	
Redemption of common stock	(289,715)	
Note payable payments, net	(364,449)	(52,301)
Net cash flows used in financing activities	(364,449)	(393,616)
Net change in cash, cash equivalents, and restricted cash	179,853	876,367
Cash, cash equivalents, and restricted cash at beginning of year	2,040,133	1,163,766
Cash, cash equivalents, and restricted cash at end of year	$ 2,219,986	$ 2,040,133
Supplemental Disclosure		
Cash paid during the year for income taxes	$ 133,040	$ 56,098

The accompanying notes are an integral part of these financial statements.

8

Note 1.   Nature of Organization and Operations

First Kentucky Securities Corporation ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

Note 2.   Summary of Significant Accounting Policies

Basis of accounting:

The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC"), as produced by the Financial Accounting Standards Board ("FASB"), is the sole source of authoritative GAAP.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Restricted cash:

On October 1, 2018, the Company adopted FASB ASU 2016-18, Statement of Cash Flows (Topic 230), requiring an entity to disclose amounts related to restricted cash. The Company is required by FINRA to maintain a minimum amount of net capital in the amount of $100,000. This amount is included in cash, cash equivalents, and restricted cash as reported in the statements of cash flows.

NOTES TO FINANCIAL STATEMENTS

Revenue recognition:

Revenue is recognized in accordance with FASB ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. The Company derives its revenues primarily from commissions, advisory fees, variable annuity, and mutual fund revenue.

The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

Accounts receivable:

As of September 30, 2025 and 2024, the Company had commissions receivable (recorded in accounts receivable) from the clearinghouse of approximately $144,000 and $95,000, respectively. The Company considers accounts receivable to be fully collectible. Accordingly, there is no allowance for current expected credit loss (CECL). If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Allowances for Credit Losses:

The Company applies ASC Topic 326, *Financial Instruments-Credit Losses* ("*ASC 326*") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including commissions and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of September 30, 2025 and 2024.

NOTES TO FINANCIAL STATEMENTS

Securities held in inventory:

The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

Fair value measurements:

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Good faith deposit:

Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

Property and equipment:

Property and equipment are recorded at cost and depreciated over their estimated useful lives ranging from 5 to 15 years in accordance with the straight-line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note 6. Depreciation expense was $10,514 and $11,270 during fiscal years 2025 and 2024, respectively.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus

unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The Company has determined this rate to be 6.33% at the inception of the lease. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Deposit held with clearing house:

As part of the broker-dealer agreement described in the Revenue Recognition and Accounts Receivable section above, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

Net capital requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2025 and 2024 are shown on page 22 of this report, as a component of supplementary information.

Income taxes:

The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. There are no deferred income taxes as of September 30, 2025 and 2024.

The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the financial statements or related disclosures.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

NOTES TO FINANCIAL STATEMENTS

Advertising costs:

Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying statements of income were $10,998 and $16,434 for the years ended September 30, 2025 and 2024, respectively.

Book value per share:

Total book value per share was approximately $13,632 and $10,347, as of September 30, 2025 and 2024, respectively.

Subsequent events:

Subsequent events of the Company have been considered through December 23, 2025, which represents the date the financial statements were available to be issued.

Stock redemptions:

From time-to-time, the Company will repurchase shares of their common stock primarily at the retirement of the shareholder. These repurchases are privately negotiated transactions and constitute authorized but unissued shares under the Kentucky laws under which the Company is incorporated. The Company records the full value of share repurchases, upon the trade date, against common stock on the Statements of Financial Condition, except when to do so would result in a negative balance in such common stock account. In such instances, the Company records the cost of any further share repurchases as a reduction of retained earnings.

Note 3.   Commissions and Fees

Commissions and fees includes brokerage commission income, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTES TO FINANCIAL STATEMENTS

Commissions:

Brokerage commissions - The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities - The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset management:

Investment advisory fees and managed account fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTES TO FINANCIAL STATEMENTS

Disaggregated commissions and fees:

The following table presents revenue by major source.

	2025	2024
Commissions:		
Brokerage commissions	$1,733,022	$1,672,120
Life insurance and variable annuities	229,466	318,927
Options	1,007	1,560
Total commissions revenue	$1,963,495	$1,992,607
Asset management:		
Advisory fees	$ 56,635	$ 87,726
Managed account fees	3,137,870	4,113,200
Total asset management fee revenue	$3,194,505	$4,200,926

The table above excludes miscellaneous income and certain other fees and payments received.

Note 4.   Fair Value of Financial Instruments

FASB ASC 820-10 contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2025 and 2024. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash equivalents:

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Securities held in inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

NOTES TO FINANCIAL STATEMENTS

Assets measured at fair value on a recurring basis are summarized below:

	Assets at Fair Value as of September 30, 2025			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 2,030,000	$ -	$ —	$2,030,000
Securities held in inventory		528,463		528,463
Total assets at fair value	$ 2,030,000	$528,463	$ -	$2,558,463

	Assets at Fair Value as of September 30, 2024			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,850,000	$ -	$ —	$1,850,000
Securities held in inventory		860,435		860,435
Total assets at fair value	$ 1,850,000	$860,435	$ -	$2,710,435

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2025 and 2024. Additionally, there were no transfers between Levels 1 and 2 during the years ended September 30, 2025 and 2024.

Note 5. **Securities Held In Inventory**

Securities inventory at September 30, 2025 and 2024 consist of the following:

	2025	2024
Kentucky municipal fixed income securities	$489,216	$860,435
Miscellaneous fixed income securities	39,247	
	$528,463	$860,435

Note 6. **Property and Equipment**

Property and equipment at September 30, 2025 and 2024 consist of the following:

	2025	2024
Office equipment	$ 134,735	$ 132,573
Furniture and fixtures	2,257	2,257
Leasehold improvements	34,774	34,774
	171,766	169,604
Less accumulated depreciation	(150,452)	(139,938)
Property and equipment, net	$ 21,314	$ 29,666

NOTES TO FINANCIAL STATEMENTS

Note 7. Note Payable

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $5,000,000 as of September 30, 2025). The following were the total amounts outstanding on margin as of September 30:

	2025	2024
Borrowings on brokerage margin account at RBC Dain. The interest rate is 5.59% at September 30, 2025.	$ 410,861	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 6.33% at September 30, 2024.		775,310
Total	$ 410,861	$ 775,310

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2025 and 2024 totaled $0 and $0, respectively.

Note 8. Leases

On October 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update required the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company used a modified retrospective approach as the Company recorded a right-of-use asset and related lease liability upon the adoption of this accounting standard update.

The Company entered into a non-cancellable lease agreement for office space in Louisville, Kentucky, which commenced on August 19, 2020 and was renewed for an additional five and a half years on March 6, 2025. This operating lease is scheduled to expire on May 31, 2030. Lease expense under this lease agreement was $152,704 and $161,049 in 2025 and 2024, respectively.

The Company entered into a non-cancellable lease agreement for office space in Lexington, Kentucky, which commenced on November 1, 2018 and expired on October 31, 2021. The lease has continued on a month-to-month basis. Lease expense under this lease agreement was $40,137 and $39,063 in 2025 and 2024, respectively.

The Company considers leases with a maturity of twelve months or less to be short-term leases and such payments are expensed as paid and are not recorded in the accompanying statements of financial condition.

NOTES TO FINANCIAL STATEMENTS

The following summarizes lease costs for the years ended September 30, 2025 and 2024:

	2025	2024
Lease costs:		
Operating lease costs	$152,704	$161,049
Other information:		
Weighted-average remaining lease term-operating leases	4.67 years	1.25 years
Weighted-average discount rate-operating leases	6.33%	3.25%
Supplemental cash flows information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$152,704	$155,979
Right-of-use assets obtained in exchange for new Operating lease liabilities	$614,189	

Maturities of lease liabilities under noncancelable leases as of September 30, 2025:

Years ending September 30:	
2026	$133,952
2027	138,168
2028	141,959
2029	145,885
2030	99,085
Total lease payments	$659,049
Less present value discount	(88,532)
Total lease liability	$570,517

NOTES TO FINANCIAL STATEMENTS

Note 9.   Income Taxes

The provision for income taxes at September 30, 2025 and 2024 consists of the following:

	2025	2024
Current provision:		
Federal	$ 74,452	$ 99,455
State and local	28,360	37,046
Total current provision	102,812	136,501
Deferred expense	—	—
Total expense	$102,812	$136,501
Tax expense at expected statutory rates	$ 114,570	$ 143,063
Tax exempt interest	(17,623)	(11,065)
Nondeductible expenses	2,912	2,762
Other	2,953	1,741
	$102,812	$136,501

Note 10.   Commitments and Contingencies

In the ordinary course of business, the Company is subject to various pending and possible legal actions. Management believes the results of these legal actions, if any, will not have a material adverse effect on the Company's financial position or results of operations.

Former shareholder employees terminated their employment with the Company during the year ended September 30, 2024. Per their agreements as shareholders, they are to be paid out based upon the book value per share at the date of termination. These amounts have been calculated and accrued, but not yet paid. These amounts are included as part of accounts payable. Total accrued shareholder payments for the years ended September 30, 2025 and 2024 were $394,312 and $684,027, respectively.

Note 11.   Risks and Concentrations

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of income.

20

NOTES TO FINANCIAL STATEMENTS

Note 12.   Retirement Plan

During 2015, the Company introduced a 401(k) plan for its employees meeting certain eligibility requirements. Previously, the Company offered a Simple IRA Plan. Employee contributions are through payroll deductions. Under the 401(k) plan, the Company matches employee contributions up to 4% of the employee's salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2025 and 2024 were $123,445 and $137,130, respectively.

Note 13.   Segment Reporting

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised advisory fees and private placements. The Company has identified Ryan O'Connor as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTARY INFORMATION

FIRST KENTUCKY SECURITIES CORPORATION

COMPARATIVE COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2025 and 2024

	2025	2024
Net stockholders' equity ("net capital")	$1,376,866	$1,045,043
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	31,379	29,666
Property and equipment, net	21,314	
Total deductions	52,693	29,666
Net capital before percentage reductions	1,324,173	1,015,377
Pursuant to Rule 15c3-1:		
Reduction of securities held in inventory	(56,218)	(41,033)
Net capital	$1,267,955	$ 974,344
Aggregate indebtedness:		
Accounts payable, accrued liabilities, taxes payable	$1,164,962	$1,211,271
Computation of basic net capital requirement:		
Minimum net capital required	100,000	100,000
Excess net capital	$1,167,955	$ 874,344
Ratio of aggregate indebtedness to net capital	.92 to 1	1.24 to 1
Reconciliation with company calculation:		
Net capital as reported in FOCUS report	$1,267,955	$ 974,344
Haircut calculation difference		
Audit adjustments to account balances		
Net capital	$1,267,955	$ 974,344

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Of First Kentucky Securities Corporation

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation Exemption Report, in which (1) First Kentucky Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemptions from 17 C.F.R. Section 240.15c3-3: (k)(2)(i) and (k)(2)(ii) ("exemption provisions") and (2) First Kentucky Securities Corporation stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
December 23, 2025



FIRST KENTUCKY SECURITIES CORPORATION
Investing in Kentucky's Success for 40 Years
4360 BROWNSBORO ROAD SUITE 300 LOUISVILLE, KENTUCKY 40207
TELEPHONE (502) 893.7288 / (877) 890.7288 FAX (502) 893-1626

First Kentucky Securities Corporation
Exemption Report

First Kentucky Securities Corporation
4360 Brownsboro Road, Suite 300
Louisville, Kentucky 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2025

First Kentucky Securities Corporation and Subsidiary (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Ryan P. O’Connor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Ryan P. O’Connor
Chief Executive Officer

FIRST KENTUCKY SECURITIES CORPORATION

AGREED-UPON PROCEDURES REPORT

As of September 30, 2025

FIRST KENTUCKY SECURITIES CORPORATION
TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of First Kentucky Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2025. Management of First Kentucky Securities Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended September 30, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee

December 23, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
FIRST KENTUCKY SECURITIES CORPORATION	8-22224

For the fiscal period beginning 10/1/2024 and ending 9/30/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 6,091,811.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 6,091,811.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 867,161.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 149,751.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 1,016,912.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 5,074,899.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2025

8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 7,612.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-7 or 7A		$ 7,584.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
c	Any other overpayments applied	$ 0.00		
d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 3,570.00		
e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 4,014.00		
f	Add lines 11a through 11e		$ 7,584.00	
12	**LESSER** of line 10 or 11f.			$ 7,584.00
13 a	Amount from line 8		$ 7,612.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 7,584.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 28.00
14	Interest (see instructions) for 21 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 28.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-22224	DEA: FINRA	2025	Sep

MEMBER NAME FIRST KENTUCKY SECURITIES CORPORATION
MAILING ADDRESS 4360 BROWNSBORO ROAD STE 300
LOUISVILLE, KY 40207

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FIRST KENTUCKY SECURITIES CORPORATION
(Name of SIPC Member)

Ryan O'Connor
(Authorized Signatory)

12/22/2025
(Date)

ryan@firstky.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.